As filed with the Securities and Exchange Commission on April 19 , 2004

Registration No. 333-111019

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
 FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEXUS TELOCATION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification
organization)	No.)

1 Korazin Street
Givatayim 53583 Israel
972-3-572-3111
(Address and telephone number of Registrant’s principal executive offices)

Nexus America 1998, Inc.
1701 W. Northwest Highway
Grapevine, Texas 76051
(817) 329 8066

(Name, address and telephone number of agent for service)

Copies of all Correspondence to:

ORLY TSIONI, ADV. Yigal Arnon & Co. 1 Azrieli Center Tel Aviv, 67021 Israel Tel: 972-3-608-7851	STEVEN J. GLUSBAND, ESQ. Carter, Ledyard & Milburn 2 Wall Street New York, NY 10005 Tel: 212-732-3200

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

SUBJECT TO COMPLETION
Dated April 19, 2004

PROSPECTUS

Nexus Telocation Systems Ltd.
168,836,818 Ordinary Shares

        This prospectus relates to the resale, from time to time, by the selling shareholders named in this prospectus of up to 168,836,818 ordinary shares (including 65,197,275 ordinary shares issuable upon the exercise of currently exercisable warrants. The registration of these shares does not necessarily mean that any of the selling shareholders will offer or sell their shares.

        The selling shareholders may be offered by the selling shareholders from time to time in (i) open market transactions in the over-the-counter market through the OTC Bulletin Board; (ii) in privately negotiated transactions or otherwise; (iii) directly to purchasers or through agents, brokers, dealers or underwriters; (iv) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; or (v) or any other means described in the section entitled “Plan of Distribution.”

        The Company will not receive any of the proceeds from the sale of the ordinary shares offered hereby. We will pay the costs of registering these shares under the prospectus, including legal fees.

        Our ordinary shares currently trade on the OTC Bulletin Board under the symbol “NXUS.OB” On February 10, 2004, the last reported sale prices of our ordinary shares were $0.41.

        SEE “RISK FACTORS” BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

        This prospectus does not offer to sell or solicit an offer to buy any security other than the ordinary shares offered by this prospectus. In addition, this prospectus does not offer to sell or solicit any offer to buy any securities to or from any person in a jurisdiction where it is unlawful to make this offer or solicit an offer from a person in that jurisdiction.

        NONE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is __________, 2004.

TABLE OF CONTENTS

Page
Prospectus Summary

Forward Looking Statements
The Offering
Use of Proceeds
Capitalization
Market Price Data
Risk Factors
Selected Financial Data
Management's Discussion & Analysis of Financial Condition & Results of
Operations
Selling Shareholders
Plan of Distribution
Description of Share Capital
Foreign Exchange Controls and Other Limitations
Legal Matters
Experts
Material Changes
Enforceability of Certain Civil Liabilities and Agent for Service of Process in the
United States
Where You Can Find More Information; Incorporation of Certain Information By
Reference	5 6 7 7 7 8 8 21 22 27 32 33 33 34 34 34 34 34

        When you are deciding whether to purchase the securities being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. We are not making any offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

        Our financial statements are prepared in accordance with generally accepted accounting principles in Israel. As applicable to our consolidated financial statements, the accounting principles in Israel and the United States are different in certain respects. All references to “dollars” or “$” in this prospectus are to United States dollars, and references to “NIS” are to New Israeli Shekels.

        When you are deciding whether to purchase the ordinary shares being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. We are not making any offer of the ordinary shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

PROSPECTUS SUMMARY

Our Business

        We develop, manufacture and market low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Our security and safety services business is predominantly performed through our business partners in Israel and Latin America.

        Our business is focused on specific applications including stolen vehicles recovery services utilizing our automatic vehicle location architecture and remote mobile end-unit devices, remote monitoring and control of commercial assets through our industrial monitoring and control end-user devices. We believe that our proprietary technology will generally provide a cost-effective alternative for security, safety, asset location based management services offering increased operational reliability and lower operational costs. In February 2003, we sold of our wholly-owned U.S. subsidiary, NexusData, Inc. and exited from the automated meter reading industry.

Recent Developments

        In March 2003, DBSI Investments Ltd. acquired a controlling stake in our company pursuant to a share purchase agreement with us. The March 2003 share purchase agreement with DBSI and certain other investors provided for additional investments in our company through September 2003. Pursuant to such agreement, DBSI and the other investors who invested in our company following the closing of the share purchase agreement in March 2003, invested approximately $3.82 million. In consideration for their investment they acquired 86,804,543 ordinary shares and warrants to purchase 60,763,183 ordinary shares at a purchase price of $0.044 per share. Each investor was issued a warrant to purchase seven ordinary shares for every 10 shares purchased under the agreement. Pursuant to this agreement, DBSI is entitled to designate four of the seven members of our Board of Directors.

        In connection with the share purchase agreement, we reached an agreement with AMS Electronics Ltd., the primary manufacturer of our end products. Pursuant to this agreement, AMS converted $723,000 of convertible debentures issued to it on January 15, 2002 into 16,431,818 ordinary shares at a conversion price of $0.044 per share, and was paid approximately $300,000.AMS also executed a proxy in favor of DBSI with respect to its ownership interest in our company. As a result of receiving this proxy DBSI has voting control over 65.8% of our outstanding shares.

        As part of the share purchase agreement, we also reached certain agreements with Bank Hapoalim, our bank, regarding new terms for long term and short term loans, overdraft and bank guarantees and issued Bank Hapoalim a warrant exercisable into 3,409,091 ordinary shares of our company at an exercise price of $0.044 per share.

        Under the share purchase agreements of January 15, 2002 and March 13, 2003, and ancillary documents thereto, DBSI and the other investors, AMS, and Bank Hapoalim were granted certain registration rights, pursuant to which we are registering for resale their ordinary shares, including those ordinary shares underlying the currently exercisable warrants issued to DBSI and the investors, AMS and Bank Hapoalim.

        In addition, 860,000 of our ordinary shares which are subject to options granted to Yaron Sheinman in July 2003, our former Chairman, having an exercise price of $0.044 per share, are being registered hereunder. The options were granted to Mr. Sheinman in consideration for consulting services he provided.

Corporate Information

        Our company was founded in 1991 by BVR Technologies Ltd. At that time, we began developing specialized long-range wireless solutions for location and messaging applications, using Frequency Hopping Spread Spectrum technology. Our legal and commercial name is Nexus Telocation Systems Ltd., and through December 1997 we operated under the name Nexus Telecommunication Systems, Ltd. Our shares are publicly traded on the Over-The-Counter Bulletin Board under the symbol NXUS.OB. Our executive offices and research and development main facilities are located in 1 Korazin Street, Givatayim, 53583, Israel, telephone number 972-3-572-3111. The headquarters of our subsidiary, Tracsat S.A., are located in Buenos Aires, Argentina. Our Web site is www.nexus.telocation.com. Information on our web site is not incorporated by reference in this prospectus.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption Risk Factors and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

THE OFFERING

Securities offered by the selling shareholders Ordinary securities outstanding as of December 1, 2003 OTC Bulletin Board Exchange Symbol Use of Proceeds	168,836,818 188,999,410 ordinary shares NXUS.OB We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of ordinary shares by our selling shareholders. We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement, of which this prospectus is a part. In the event any of the warrants or options are exercised we would receive the gross proceeds from such exercise and such proceeds will be used for general corporate purposes including working capital.

CAPITALIZATION

        The following table sets forth our short-term debt, long-term debt, convertible debentures and capitalization as of June 30, 2003 in U.S. dollars on an actual basis:

June 30, 2003
(in thousands)
Unaudited

Short-term debt	$3,931
Long term debt	3,720
Total shareholders' equity	384

MARKET PRICE DATA

        Our ordinary shares have traded on the Nasdaq Bulletin Board under the symbol NXUS.OB. since August 2002 and previously traded on the Nasdaq SmallCap Market. The following table sets forth, for the periods indicated, the range of high and low sales prices of our ordinary shares .

2002
First Quarter	2.49	1.38
Second Quarter	1.57	0.90
Third Quarter	1.30	0.10
Fourth Quarter	0.35	0.16

2003
First Quarter	0.24	0.06
Second Quarter	0.28	0.12
Third Quarter	0.32	0.14
Fourth Quarter	0.34	0.14

2004
First Quarter (through February 9, 2004)	0.20	0.58

RISK FACTORS

        An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our ordinary shares. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus. We undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise or develop after the date of this prospectus.

Risk Factors Relating to our Company

Sale of all of the shares offered hereunder could significantly affect the market for our shares and could significantlyaffect the control and operation of the Company.

        The shares offered hereunder (including shares issuable upon the exercise of outstanding warrants and options) constitute, as of October 26, 2003 approximately 89% of the issued share capital of our company, on a fully diluted basis, of which 53.2% is held by DBSI, our controlling shareholder. The shares held by DBSI, an affiliate of the Company, are not generally considered to be included in the “public float” of our tradable shares. While neither DBSI nor any of the other selling shareholders have informed us of their immediate intention to sell any of our shares, the market price for all of our shares could drop significantly were the shares registered hereunder sold, or if the market perceives a sale is imminent.

We have a history of operating losses.

        We have incurred a net loss in each year of our existence. In December 2002, our accumulated deficit was approximately $86.1 million. We have incurred net losses of $20.5 million in 2000 (of which $13.0 million resulted from a one-time, asset write-off), $8.5 million in 2001, $7.6 million in 2002 and a gain of $7.7 million in the first half of 2003 (including a gain of $8.5 million from the disposal of discontinued operations). We suffered substantial losses in the past from our formerly owned subsidiary, NexusData. Although we discontinued the operations of NexusData in the third quarter of 2002, sold that subsidiary in February 2003 and are in the process of reducing of our operational on-going expenses, we may not be able achieve sufficient revenues to operate profitably in the future. If we continue to sustain prolonged operating losses, we may have to cease our operations.

We may be unable to obtain additional financing in the future.

        We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects and bank credit lines. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. We cannot assure you that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all. If we issue any equity or convertible debt securities, this may substantially dilute the interests of our current shareholders. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

        Due to the recent downturn in the world economy, the securities markets in general have recently experienced increased volatility, which has particularly affected the securities and operations of many high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities markets in general have affected our ability to realize investments at favorable terms. The cessation of operations of Ubinet, our Chilean investee, as a result of the failure of the local majority partners to continue raising money for our technology operations, reflects this risk. Our operations in Miami, funded by the same partners from Chile, among others, were similarly terminated in 2002 due to their inability to meet their financing obligations. In addition, our Argentinean subsidiary, Tracsat, is experiencing difficulties in obtaining bank credit lines and attracting investments from local partners despite its business achievements, primarily due to the economic and political conditions in Argentina.

We depend on a small number of customers and business partners.

        We depend on a small number of customers and business partners and our future depends on our ability to maintain our existing customers and business partners and attract new customers and business partners. In each of the twelve month period ended December 31, 2002 and the first six months of 2003, three of our customers accounted for approximately 80% and 95.5% of our revenues, respectively. In light of our sale of NexusData, we no longer engage in the automated meter reading industry and our operations are concentrated on our location based systems, or LBS, activities. Furthermore, the commercialization of our LBS operations in the United States, China, and Chile were halted principally as a result of our partners’ inability to finance their operations. In addition, our customer in Venezuela has ceased issuing purchase orders to us. Which is mainly due to the prevailing foreign currency restrictions imposed by the Venezuelan government. Therefore, our current operations are generated mainly from the continued sales of our products and services in Israel and in Argentina through our Argentinean subsidiary, Tracsat S.A.

Our operations are primarily concentrated on one industry and in one territory.

        Since the change in ownership and management of our company in April 2003 we have decided to focus our marketing efforts on the sale of Stolen Vehicle Recovery , or SVR, products and services in Latin America. Consequently, there will be fewer outlets for us to generate revenues in the future. While our SVR operations have been our most significant source of revenue, we no longer offer a diversified array of products and solutions. The concentration of our operations on one facet of the location-based systems industry exposes us to considerable risk were this business line to undergo a downturn.

We depend on others to manufacture our systems and we rely on a single-source supplier for the manufacture of our end units.

        We do not have manufacturing facilities for our end unit devices. Most of the components of our systems are manufactured for us by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel, and there is no certainty that this subcontractor will be able to continue to provide us with manufacturing and assembly services in the future in light of its current financial position. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

•	reduced control over delivery schedules, quality assurance, manufacturing yields and cost;

•	reduced manufacturing flexibility due to last moment quantities changes;

•	transportation delays and political and economic disruptions;

•	the imposition of tariffs and export controls on our products;

•	work stoppages;

•	changes in government policies; and

•	the loss of molds and tooling in the event of a dispute with a manufacturer.

        Our agreements with our suppliers are generally short-term in nature and may be terminated with little or no notice. If a supplier of ours were to terminate its relationship with us, we may be compelled to seek additional sources to manufacture certain of the components of our systems. Although we believe that most of the components of our systems may be readily acquired from numerous suppliers, we cannot assure you that we would be successful in entering into arrangements with other suitable independent manufacturers without significantly affecting our sales in the interim period.

We may not be able to adapt to evolving industry standards, customer preferences and new technologies.

        The market for wireless communications systems has been characterized by rapid technological developments and evolving industry standards. Our ability to increase revenue in the future depends on the commercial success of our SVR systems and on our ability to adapt to changing technologies, industry standards and customer preferences in a timely and cost-effective manner. We have focused our development on our location based security and management services in the area of SVR systems, and we have discontinued our research and development and marketing efforts of our two-way paging systems due to overall market considerations.

We rely on operators of existing paging networks to provide our Location Based Solutions systems.

        One of the benefits of our automatic vehicle location (AVL) and Industrial and Monitoring Control (IMU) systems is that they utilize existing one-way paging networks, as their down link interface, and therefore, do not require a relatively large initial investment in infrastructure. In order for us to take advantage of this benefit, then we, our domestic customers and operators will need to enter into and maintain strategic relationships with wireless communications companies that control existing paging infrastructure or already provide one-way paging services to large numbers of customers.

We may not be able to successfully compete in the extremely competitive markets for our products.

        We face intense competition in the markets in which we operate. Among our main competitors in the markets in which we currently operate, are Lo-Jack and Ituran, which to the best of our knowledge, currently offer vehicle location systems utilizing land-based radio networks in limited areas, that resemble our solutions. Some offer a similar solution to Nexus and others, like Lo-Jack, use VHF based messaging unit without a wide area network, which is sold to customers and is connected via radio to local law enforcement communication networks.

        In addition, some primary competitors in the market for automatic vehicle location systems such as, OmniTracks, @Track, Onstar, Satellite Security (Global Guard), Trackvehicle and others are employing a combination of GPS (satellite-based location technology) over cellular-like systems. Systems offered by these companies use satellite-based technologies which usually require the use of tracking receivers installed in vehicles that work in conjunction with map display and fleet management software, position reporting formats, and other communications hardware and components.

        Some of our other competitors offer location based services, which conform with the recent FCC ruling, requiring mobile phones to be equipped with 911 capabilities, such as True Position, Xypoint, CPS and SnapTrack. In the industrial monitoring market, our main competitor is Motorola (MOSCAD systems).

        Most of our competitors have substantially greater capital resources and larger research and development staffs, facilities, marketing and distribution networks, name recognition and more extensive customer bases than us. While we plan to continue to improve our products and provide greater functionality than our products currently provide, we cannot guarantee that we will successfully differentiate our products from those of our competitors or that the marketplace will consider our products superior to alternative products. In addition, our competitors may develop products that render our products obsolete or less competitive.

We are subject to several risks as a result of our international sales

        To date, we have sold our products and systems in Venezuela, U.S.A, Israel, the Netherlands, Russia and Argentina. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were imposed, our business could be negatively impacted. Moreover, certain of our international affiliates have experienced the following difficulties:

•	A severe and rapid currency devaluation in Argentina adversely affected Tracsat’s US dollar results. This was mainly due to Tracsat’s inability to increase its peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars.

•	Due to the current political instability in Venezuela, the Venezuelan government has imposed foreign exchange controls, which have effectively led to the cessation of purchase orders for our SVR products and services from our main customer in Venezuela.

The technology and standards in the industry in which we operate change rapidly and the introduction of products usingnew technology and the emergence of new industry standards and practices could negatively impact our business.

        The wireless communications industry is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including cellular telephone, personal communications services, specialized mobile radio and mobile satellite services which may be implemented in the future for applications competitive with the applications we provide. Although these technologies are currently more expensive than ours, future implementation and technological improvements could lead to the production of systems which are competitive with, or superior to ours.

        We cannot assure you that we will timely or successfully develop new or enhanced products, which will effectively compete with such potential new products. Our business will be negatively impacted if we do not develop technologically competitive products that respond to customer needs and are priced competitively.

Our products employ proprietary technology, which is difficult to protect and which may infringe on the intellectualproperty rights of third parties.

        Our success and our ability to compete greatly depend on our proprietary technology. We rely on a combination of patent and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We have been granted certain patents in the United States and elsewhere; however, we have not invested significant resources to constantly update and maintain our proprietary technology. We cannot assure you that these efforts will successfully protect our technology because:

•	the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;

•	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management's attention and our resources;

•	measures like entering into non-disclosure agreements afford only limited protection;

•	unauthorized parties may attempt to copy aspects of our products and develop similar products or to obtain and use information that we regard as proprietary; and

•	our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

        In addition, others may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

The use of our systems is subject to international regulations.

        The use of our systems is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including the State of Israel. We thus obtained in 2001 a regulatory acceptance from the FCC for our vehicular end-unit device (RMU) and for our SVR receiving base station. Our operators typically must obtain authorization for each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

Our potential growth depends, to a great extent, on the success of our domestic business partners to commercialize ourtechnology and services.

        The commercialization of our systems in each territory in which we operate is performed and controlled by the operators in each of these territories who license our technology, purchase our infrastructure, market our services and end units and provide technical support in their territories. With the exception of Tracsat, we do not control any operators. The implementation of the operators’ business plans depends mainly on their marketing strategies, their future financial stability and the specific requirements and circumstances in their territories. As we have not implemented a direct sales approach for the end units, our consecutive end unit sales Future system upgrades and future infrastructure extensions will be dependent on their penetration rate and successful sale growth. Our sales and royalties, where applicable, from such territories depend on our operators’ continuous success and their continuous decision to offer these services and products in their respective territories. To date, such operations are essentially limited to Israel, and if we were to experience any setbacks with our domestic business partners operating in these territories, this would have a material adverse effect on our business.

We may not be able to retain or attract key managerial, technical and research and development personnel that we need to succeed.

        Our success has largely depended and will depend in the future on our skilled professional and technical employees, substantially all of whom have written employment agreements. The competition for these employees is intense. We may not be able to retain our present employees, or recruit additional qualified employees, as we require them.

High levels of inventory could adversely affect our gross margins.

        Should we fail to meet sales forecasts or suffer cancellations of orders from customers, we may find ourselves with a higher level of inventory than we currently need. For the twelve months ended December 31, 2002, we incurred inventory write-offs of $324,000. As a result of this high level of inventory, we may be exposed to the risk of a decrease in the value of the inventory should the price of this inventory drop, causing our gross margins to be adversely affected. Furthermore, in the event that we maintain large amounts of inventory, certain products, if warehoused for too long, might be rendered obsolete due to modification and improvement of our products, which might cause us to continue to incur inventory write-offs.

Our major shareholder has a controlling stake in our company.

        Pursuant to the share purchase agreement of March 2003 wherein DBSI and other investors invested approximately $2.58 million in our company, and the investments completed in July and August 2003, wherein DBSI and other investors invested approximately $1.24 million, DBSI owns 53.2% (on a fully diluted basis) of our issued and outstanding shares, which gives DBSI a controlling interest in our company. Pursuant to an amendment to our manufacturing agreement with AMS that was concluded in March 2003, AMS was issued 8.7% of our issued and outstanding shares (on a fully diluted basis) and executed a proxy in favor of DBSI. As a result of receiving that proxy, DBSI currently controls 65.8% of our voting power and effectively has the ability to control matters requiring the approval of our shareholders. Furthermore, DBSI has the right to appoint four out of our seven directors on our Board of Directors, and thus effectively controls our Board of Directors.

Risk Factors Affecting Tracsat

We are dependant on the success of Tracsat, our subsidiary in Argentina

        Revenues generated by Tracsat, our subsidiary in Argentina, have increased consistently since the beginning of 2002. We depend on the ability of Tracsat to maintain its growth and market penetration. We cannot assure you that Tracsat will be able to operate successfully in the future because its operations are dependent on many factors, many of which Tracsat does not control, such as:

•	General political and economic circumstances in Argentina – as of 2002, Tracsat has been negatively affected by a severe and rapid currency devaluation in Argentina;.

•	Trends in the Argentinean insurance industry;

•	Rate of car theft, value of cars and other inherent factors related to the SVR business; and

•	Competition and consumer satisfaction.

Tracsat depends on a small number of customers and business partners.

        Tracsat depends on a small number of customers and business partners and its future depends on its ability to maintain existing customers and business partners and attract new customers and business partners. Revenues in Argentina are mainly generated from two customers. If any of our current customers cease to do business with us, or if we fail to attract new customers or business partners our operations could seriously be harmed or we may have to cease operations under certain circumstances.

The volatile exchange rate between the Argentinean Peso and the U.S. dollar may negatively impact the results of our operations.

        Due to the increasing impact of the results of Tracsat on our consolidated financial results, and the fact that most of its revenues are not denominated in dollars, the significant devaluation in the Argentinean Peso and continuing economic instability in Argentina could have a severe negative effect on the business and overall profitability of Tracsat. Because we depend on the profitability of Tracsat, our business could also be severely damaged as a consequence. Under certain circumstances we may be forced to cease operations as a result.

The future operations of Tracsat may depend on its ability to obtain additional financing.

        Although Tracsat has reached its operational stage through our effective management efforts, it still depends on our financial support, primarily due to economic conditions in Argentina. We cannot assure that we will have the ability to continue to finance Tracsat or to find other financing alternatives for Tracsat in a timely manner Tracsat’s future operations may be materially affected if we do not continue to provide it with additional funding at the level currently being made by us.

Risk Factors Relating to our Ordinary Shares

We do not expect to distribute cash dividends.

        We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.

The market price of our ordinary shares has been, and may continue to be, very volatile.

        The market prices of our ordinary shares have fluctuated widely. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	announcements of technological innovations or new products by us or our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	publicity regarding actual or potential results relating to products under development by us or our competitors;

•	regulatory development in the United States, Israel and other countries;

•	delays in our testing and development schedules;

•	events or announcements relating to our collaborative relationship with others;

•	economic, political and other external factors; and

•	period-to-period fluctuations in our operating results.

        In addition, the securities markets in general have experienced volatility, which has particularly affected the market prices of equity securities of many companies and companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of such companies.

Our ordinary shares have been delisted from the Nasdaq SmallCap Market and now trade on OTC Bulletin Board.

        In August 2002, our shares were delisted from the Nasdaq SmallCap Market and are now traded on the OTC Bulletin Board because we failed to comply with the net tangible assets or stock holders equity requirements for continued listing set forth in the Market Place Rule 4310(c)(2)(B). Consequently, selling and buying our securities has become more difficult because of delays in the timing of transactions and obtaining accurate quotations. Furthermore, broker-dealers are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale. These factors may affect the ability of broker-dealers to sell our ordinary shares and of shareholders to sell our ordinary shares in the secondary market and in turn could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained.

Corporate governance scandals and new legislation could increase the cost of our operations.

        As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Risk Factors Relating to Our Operations in Israel

Conditions in Israel affect our operations.

        We are incorporated under the laws of the State of Israel, and our headquarters are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980‘s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000 which has continued with varying levels of severity through 2003, and negotiations between Israel and Palestinian representatives have ceased. The political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our employees, R&D center and facility and those of many of our subcontractors are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

        Furthermore, all non-exempt male adult permanent residents of Israel especially under the age of 45, including some of our office holders and employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Recently, there has been a significant call up of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on us in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

        A major part of our costs in Israel are not denominated in dollars and may be influenced from the rate of devaluation of the New Israeli Shekel,. This exposes us to market risk from changes in foreign exchange rates as against the U.S. dollar, as our dollar costs in Israel may increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. In the nine months ended September 30, 2003, the Israeli economy recorded negative inflation of approximately 1.5% whereas the U.S. dollar devalued against the NIS by approximately 7.5%. There can be no assurance that we will not incur losses from such fluctuations in the future.

We have been participating in research and development, marketing and other programs through which we received or may beentitled to grants and tax benefits.

        We have received certain grants, programs and tax benefits from the Israeli Government, the European Union and the BIRD Foundation. To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions. In addition, some of these programs may restrict our right to manufacture products or transfer our technology outside of Israel. If we do not meet these conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. During 2003, we received several letters from the Israel Investment Center asserting that we did not fully implement our approved investment program and as such, all of the benefits we received under this approved investment program may be cancelled. If these programs and tax benefits are ended, our business, financial condition and results of operations could be adversely affected.

We have been and may continue to be negatively affected by the aftermath of the September 11th events.

        Terrorist attacks that occurred in New York and Washington, D.C. on September 11, 2001, the war in Iraq and other acts of violence or war have affected and may continue to materially affect the markets on which our securities trade, the markets in which we operate, our operations and profitability. In the aftermath of the September 11, 2001 terrorist attacks on the United States, the United States-led coalition of nations commenced a series of retaliatory military strikes in Afghanistan upon strategic installations of the Taliban regime, and governmental intelligence authorities issue from time to time warnings of the imminent threat of further attacks against civilian and military installations. On March 17, 2003, a coalition of countries led by the United States and the United Kingdom commenced large-scale military action against Iraq with the avowed purpose of effecting a change in the Iraqi regime. This conflict has now ended with the collapse of the regime of Saddam Hussein, although Iraq continues to suffer significant instability. These attacks and armed conflicts, as well as the uncertainty surrounding these issues, have had, and we expect will continue for the unforeseeable future to have, an adverse effect on the global economy, and could result in a disruption of our business or that of our customers. In addition, these events may discourage foreign travel to Israel, which could detrimentally affect our business.

Provisions of Israeli law may delay, prevent or make difficult a merger or an acquisition of our company, which couldprevent a change of control and therefore depress the price of our ordinary shares.

        Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of us. The Israeli Companies Law, 5739-1999, known as the Companies Law, generally requires that a merger be approved by a company’s board of directors and by shareholder vote at a shareholders’ meeting that has been called on at least 21 days’ advance notice. Any creditor of a merging party may seek a court order blocking the merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 70 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies.

        Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

        Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do U.S. tax laws. For example, Israeli tax law may subject a shareholder who exchanges our ordinary shares for shares in another corporation to immediate taxation. These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may delay, prevent or make more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and limit a shareholder’s ability to receive a premium in a change of control transaction.

Service and enforcement of legal process.

        Service of process upon directors and officers of our company and the Israeli experts named herein, all of who reside outside the United States, may be difficult to effect within the United States. Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable within the United States. We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

SELECTED CONSOLIDATED FINANCIAL DATA

        We have derived the following selected consolidated financial data as of December 31, 2001 and 2002 and for each of the years ended December 31, 2000, 2001 and 2002 from our consolidated financial statements which are prepared in accordance with Israeli. generally accepted accounting principles and have been audited in accordance with Israeli. generally accepted auditing standards by Kost, Forer & Gabbay an affiliate member of Ernst & Young International, report with respect to such consolidated financial statements appears in our Annual Report on Form 20-F for the year ended December 31, 2002 incorporated by reference herein. Selected consolidated financial data as of December 31, 1998, 1999 and 2000 and for each of the years ended December 31, 1998 and 1999 have been derived from other audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and generally accepted auditing standards.Pursuant to a purchase agreement entered into in February 2003, a third-party acquired 100% of the outstanding share capital of Nexus Data Inc., or ND, for US$ 1. According to the purchase agreement ND committed to pay up to $ 1,000,000 to our company in the event of ND recording four consecutive quarters of positive cash flow and net assets in the fourth of such quarters of at least $ 10,000,000. As a result of the sale of all our holdings in Nexus Data, the assets, liabilities, operating results and cash flows attributed to Nexus Data have been deemed to be discontinued operations; accordingly, our comparative financial data has been reclassified for all periods presented in this prospectus. The selected consolidated financial data set forth below should be read in conjunction with the unaudited interim consolidated financial statements and notes thereto beginning on page F-2 of this Prospectus, Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2002 and as at December 31, 2001 and 2002 contained in our 2002 Annual Report on Form 20-F which is incorporated herein by reference.

						Six months ended June 30
	1998	1999	2000	2001	2002	2003	2002

Statement of Income Data:
Revenues
Sales	$8,598	$3,810	$6,035	$12,375	$5,196	$1,357	$4,213
Services	--	--	--	108	1,165	1,263	224
Total Revenues	8,598	3,810	6,035	12,483	6,361	2,620	4,437
Cost of revenues
Sales	6,863	5,325	4,498	9,355	3,528	880	2,304
Services	--	--	--	832	948	869	322
Total cost of revenues	6,863	5,325	4,498	10,187	4,476	1,749	2,626
Gross profit (loss)	1,735	(1,515)	1,537	2,296	1,885	871	1,811
Research and development costs, net	4,576	1,334	1,397	1,654	1,377	343	650
Selling, general and administrative
expenses	5,652	4,984	3,838	4,457	3,391	1,014	1,990

Operating loss	(8,493)	(7,833)	(3,698)	(3,815)	(2,883)	(486)	(829)
Financial expenses	(22)	(833)	(221)	(209)	(266)	(305)	(50)
Other income (expenses)	(9)	(337)	(13,526)	574	(440)	--	(680)
	(8,524)	(9,003)	(17,445)	(3,450)	(3,589)	(791)	(1,559)
Minority interest in losses of a
subsidiary	441	--	--	191	--	--	--

Loss from continuing activities	(8,083)	(9,003)	(17,445)	(3,259)	(3,589)	(791)	(1,559)
Income (loss) from discontinued
operations, net	(2,251)	(994)	(3,063)	(5,204)	(4,000)	-	(2,384)

Gain on disposal of discontinued
operation	--	--	--	--	--	8,524	--
Net income (loss)	(10,334)	(9,997)	(20,508)	(8,463)	(7,589)	7,733	(3,943)

Basic and diluted loss per share
from continuing operations	(2.01)	(2.03)	(2.37)	(0.32)	(0.32)	(0.01)	(0.14)

Basic and diluted loss per share
from discontinued operations	(0.57)	(0.22)	(0.41)	(0.51)	(0.35)	0.11	(0.21)
Basic and diluted income (loss)
per share	(2.58)	(2.25)	(2.78)	(0.83)	(0.67)	0.10	(0.35)
Weighted average number of shares
outstanding (in thousands)	4,026	4,442	7,369	10,162	11,289	74,928	11,289

Balance Sheet Data:
Total assets	13,331	7,921	13,944	13,488	10,098	8,035	11,167
Net assets (liabilities) of continuing operations	2,030	(4,131)	1,797	2,248	(2,057)	384	186
Working capital (deficit)	(2,798)	(2,578)	537	(1,888)	(1,454)	(524)	(1,516)
Convertible debentures	--	3,000	2,500	--	1,020	--	1,010
Shareholders’ equity (deficiency)	2,457	(3,991)	(446)	(3,639)	(10,581)	384	(6,935)
Share capital	41	43	67	91	94	579	94
Additional paid-in capital	42,116	45,574	69,584	76,402	77,373	80,120	77,373

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

        We develop, manufacture and market low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Our security and safety services business is predominantly performed through our business partners in Israel and Latin America.

        Our business is focused on specific applications including stolen vehicles recovery services utilizing our automatic vehicle location architecture and remote mobile end-unit devices, remote monitoring and control of commercial assets through our industrial monitoring and control end-user devices. We believe that our proprietary technology will generally provide a cost-effective alternative for security, safety, asset location based management services offering increased operational reliability and lower operational costs. In February 2003, we sold of our wholly-owned U.S. subsidiary, NexusData, Inc. and exited from the automated meter reading industry.

Operating Results

        The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Statement of Operations Data to our total sales:

	Six months ended		Year Ended
	June 30,		December 31,
	2003	2002	2002	2001	2000

Revenues	100%	100%	100%	100%	100%
Cost of revenues	67	59	70	82	75
Gross profit	33	41	30	18	25
Research and development
expenses, net	13	15	22	13	23
Selling, general and administrative
expenses	39	45	53	36	64
Operating Income (loss)	(19)	(19)	(45)	(31)	(61)

Six Months Ended June 30, 2003 Compared with Six Months Ended June 30, 2002

Sales

        Our sales are derived primarily from the sale of our Nexusphere products and systems, including base stations, end user units, technical support and services to the systems and royalties calculated on the number of users connected to our Nexusphere network as well as from the sale of our Stolen Vehicles Recovery (“SVR”) services in Argentina through Tracsat. S.A. (“Tracsat”) A substantial portion of our sales each year, and the majority of our yearly increases in sales, in terms of dollar amounts as well as volume of sales, are generated by repeat orders from our existing customer base. Our revenues consist of (i) new installations of our systems, (ii) license fees or royalties from the use of our sold products and (iii) consecutive sales of our end unit devices, supporting expansion, enhancements and upgrades of our infrastructure products for existing customers. Sales sharply decreased by $1.8 million, or 41%, from $4.4 million in the six months ended June 30, 2002 to $2.6 million in the six months ended June 30, 2003. The major decrease in revenues resulted from the sharp decrease in end unit sale volume to our customer in Venezuela ( $2.5 million), which was offset in part by the increase in sales of our SVR services in Argentina ($1.3 million). The decrease in sales to our customer in Venezuela was mainly due the economic situation in Velenzuela and the imposition of foreign currency restrictions.

Cost of Revenues

        Cost of revenues consists of (i) direct and indirect materials, (ii) subcontracting works, (iii) direct labor, (iv) depreciation and amortization, and (v) other operating indirect costs. Our cost of sales increased to $1,749,000 or 67% of revenues for the six months ended June 30, 2003 as compared to $2,626,000, or 59% of revenues for the same period in 2002. This increase was primarily the result of the increased contribution of revenues from Tracsat’s services to our results.

Gross Profit

        As a result of the foregoing, our gross profit decreased by $940,000 from $1,811,000 in the first six months of 2002 to $871,000 in the first six months of 2003.

Research and Development Costs

        Research and development costs consist primarily of salaries and related costs of employees engaged in ongoing research and development, costs of materials, subcontractors, depreciation and other expenditures. Research and development expenses decreased by 47% to $343,000 in the first six months of 2003 from $650,000 in the same period in 2002, mainly due to the reduction in manpower.

Selling and Marketing Expenses

        Selling expenses consist of costs relating to promotion, marketing, labor costs, trade shows and exhibitions, sale commissions, sales support, travel and travel-related expenses. During the first six months of 2003, we decreased our selling and marketing costs by 47% to $358,000 from $679,000 in the six month period ended June 30, 2002. The decrease was mainly due to decreased commission payments and reduced labor costs associated with our selling and marketing activities.

General and Administrative Expenses

        General and administrative expenses consist of (i) labor costs for management and administration personnel; and (ii) office maintenance and administrative costs, legal and accounting expenses and provision for doubtful debts. General and administrative expenses decreased 50% from $1,311,000 in the first six months of 2002 to $656,000 in the same period in 2003, mainly due to a $531,000 charge that we recorded with respect to doubtful debts recorded in the first six months of 2002.

Operating Loss

        As a result of the foregoing, our operating loss in the first six months of 2003 decreased to $486,000 compared to an operating loss of $829,000 in the same period in 2002

Financial Income (Expenses)

        Financial income (expenses) consists of interest derived on short-term bank deposits, and expenses with respect to bank charges and interest on a short term bank credit, interest on convertible debentures and differences in the rate of exchange between the US dollar and other currencies (mainly to the New Israel Shekel). In the first six months of 2003, our net financial expenses increased to $305,000 compared to $50,000 in the same period in 2002, mainly as a result of a change in exchange rate differentials.

Net Income (Loss).

        In the first six months of 2003 we had net income of $7.7 million compared to a net loss of $3.9 million in the same period in 2002. Our net income in the 2003 period was primarily the result of a one-time, non-cash capital gain of $8.5 million resulting from the sale in February 2003 of Nexus Data Inc. We reported a $2.4 million loss from the same discontinued operations in the first six months of 2002.

Liquidity and Capital Resources

        At June 30, 2003, we had negative working capital of $524,000 and our current ratio (current assets to current liabilities) was 0.87:1. Since our inception, our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Chief Scientist, the BIRD Foundation, the European Community and cash flow from operations.

        In April 2003, we closed an investment of $2.5 million in our share capital with a group of investors led by DBSI Investments Ltd. (“DBSI”) in exchange for the issuance of 58,545,454 ordinary shares and warrants to purchase an additional 40,981,818, at the price of $0.044 per share. Pursuant to our agreement with DBSI, AMS Electronics ltd (“AMS”) converted $723,000 of our convertible debentures and we repaid AMS $297,000. As of June 30, 2003, we had cash and cash equivalents of $445,000, a credit facility of approximately $4.1 million with Bank Hapoalim, B.M., which was fully drawn, including a $3.0 million five-year term loan. The line of credit was secured by a floating lien on all of our assets.

        In the first six months of 2003, net cash used in our continuing operating activities amounted to $1,364,000 as compared to net cash used in continuing operating activities of $1,787,000 in the same period in 2002. In the first six months of 2003, net cash used in our continuing investing activities was $777,000 as compared to $33,000 net cash used in our continuing investing activities in the same period in 2002. In the first six months of 2003, net cash provided by financing activities was $2,515,000 as compared to $2,121,000 provided by continuing financing activities in the same period in 2002. In addition, in the first six months of 2002, net cash used in discontinued operations amounted to $1,146,000.

        We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our systems and products, as well as increased investments in the deployment of our existing and new networks in different geographical regions around the world. We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines (which were paid down in part with a portion of the proceeds of the fund raising completed in August, 2003) will be sufficient to allow us to continue our operations as a going concern, for at least one year. However, we cannot assure you that we will be able to generate sufficient revenues from the sale of our products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we will depend on receiving financial support from our principal shareholders or other external sources. We cannot assure you that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements. Aside for the aforementioned long-term $3 million bank loan and additional credit facility from our bank of approximately $1.1 million, we have no firm commitments or arrangements for additional financing, and there can be no assurance that any such financing will be available on terms satisfactory to us, if at all. To the extent that our capital requirements exceed cash provided from operations and available financing (if any), we may, among other things, be required to reduce our research and development, product commercialization, marketing and/or other activities. Under certain circumstances, our inability to secure additional financing could cause us to cease our operations. Our business has also been harmed as a result of the prevailing difficult economic and political conditions in certain countries in which we operate, particularly Venezuela, Argentina and Israel.

Impact of Inflation and Devaluation On Our Results Of Operations, Liabilities ad Assets

        For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished.

        Since the majority of our revenues from sales are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our revenues from sales. U.S dollar exchange rate fluctuations against the Argentine peso, however, may have an effect on our revenues from services in Argentina to the extent that such fluctuations will not be offset by price changes. In addition, inflation in Israel and U.S. dollar — NIS exchange rate fluctuations, have some effect on our expenses and, as a result, on our net income. Salaries of our employees in Israel are paid in Israeli shekels. These salary payments constitute the main portion of the costs of our operations in Israel. The dollar value of these salaries has decreased since the end of 2001 as a result of the depreciation of the Israeli shekel against the US dollar, which has not been offset by the rate of inflation in Israel. However, since the second quarter of 2003 the dollar value of these salaries has increased as a result of the depreciation of the US dollar against the Israeli Shekel.

SELLING SHAREHOLDERS

        The table below sets forth:

•	the names of each of the selling shareholders;

•	the number of ordinary shares beneficially owned by the selling shareholders, as of September 30, 2003;

•	the percentage of our outstanding ordinary shares beneficially owned by each of the selling shareholders as of September 30, 2003;

•	the number of ordinary shares that each selling shareholder is offering under this prospectus;

•	the number of ordinary shares that each selling shareholder will beneficially own assuming the sale of all of the ordinary shares offered by this prospectus; and

•	the percentage of our outstanding ordinary shares that each selling shareholder will beneficially own assuming the sale of all of the ordinary shares offered by this prospectus.

        Of the shares registered hereunder, (a) 99,527,273 ordinary shares (including 40,981,819 ordinary shares issuable upon the exercise of currently exercisable warrants) may be sold by certain selling shareholders who acquired their shares pursuant to a share purchase agreement dated March 13, 2003, (b) 15,377,271 ordinary shares (including 6,331,818 ordinary shares issuable upon the exercise of currently exercisable warrants) may be sold by certain shareholders who acquired their shares pursuant to a resolution of our board of directors dated July 22, 2003. The same terms and conditions contained in the share purchase agreement dated March 13, 2003, were applied to the shares acquired pursuant to this resolution, (c) 32,663,183 ordinary shares (including 13,449,547 ordinary shares issuable upon the exercise of currently exercisable warrants), may be sold by certain shareholders who acquired their shares pursuant of our board of directors dated July July 22, 2003, and by resolution of our shareholders on August 26, 2003. Such resolution of our shareholders was required under Israeli law, since such purchases were made by “interested parties”, as defined under Israeli law. The same terms and conditions contained in the share purchase agreement dated March 13, 2003, were applied to the shares purchased, (d) 17,000,000 ordinary shares (including 165,000 ordinary shares issuable upon the exercise of a currently exercisable warrant) may be sold by AMS who acquired these shares pursuant to the March 13, 2003 share purchase agreement and a share purchase agreement dated January 15, 2002, (e) 3,409,091 ordinary shares issuable upon the exercise of a currently exercisable warrant may be sold by Bank Hapoalim, and (f) 860,000 ordinary shares issuable upon the exercise of a currently exercisable warrant may be sold by Mr. Yaron Sheinman, the former Chairman of our Board of Directors.

        Except as noted below, none of these selling shareholders has held any position or office or had a material relationship with us or any of our affiliates within the past three years, other than as a result of the ownership of our ordinary shares.

Name and Address	Ordinary Shares Beneficially Owned Prior to this Offering (1)		Ordinary Shares Offered Pursuant to this Offering	Ordinary Shares Beneficially Owned After this Offering (1)
	Number	Percent of Total Shares Outstanding	Number	Number	Percent of Total Shares Outstanding

DBSI Investments Ltd.	35,000	0.31%	100,454,546 (3)	100,489,546	64.46%
85 Medinat Hayehudim Street
P.O. Box 4076
Herzliya
Israel 46766 (2)

Jacktar Limited	----	----	5,290,606 (4)	5,290,606	4.53%
Unit 1300
Summerhill Business Park
Victoria Road
Douglas, Isle of Man
IM2 4RW

Ziv Gani	----	----	2,645,304 (5)	2,645,303	2.29%
27 Elizabeth Mews
London NW34UH
United Kingdom

Emerging Markets Ventures I LP	145,960	1.29%	4,636,364 (6)	4,782.324	4.11%
c/o Credit Suisse Asset
Management
153 East 53rd Street
57th Floor
New York, NY 10022

BPW Israel Ventures LLC	180,041	1.59%	2,163,636 (7)	2,343,677	2.03%
Bassini Playfair Wright LLC
One Rockefeller Plaza 30th Fl.
New York, NY 10020

Polar Communications Ltd.	----	----	6,149,362 (8)	6,149,362	5.25%
c/o Shrem, Fudim, Kelner & Co.
Ltd.
21 Ha'arba'ah Street
Tel Aviv
Israel 64739

Koonras Technologies	80,000	0.71%	4,545,182 (9)	4,625,182	3.97%
c/o Shrem, Fudim, Kelner & Co.
Ltd.
21 Ha'arba'ah Street
Tel Aviv
Israel 64739

Shrem Fudim Kelner & Co. Ltd.	----	----	2,341,365 (10)	2,341,365	2.03%
21 Ha'arba'ah Street
Tel Aviv
Israel 64739

Canada Israel Opportunity Fund	45,000	0.40%	1,530,000 (11)	1,575,000	1.37%
c/o Shrem, Fudim, Kelner & Co.
Ltd.
21 Ha'arba'ah Street
Tel Aviv
Israel 64739

AMS Electronics Ltd. (12)	----	----	17,000,000 (12)	17,000,000	14.82%
41 Hata'asiya Street
Arad
Israel 80700

Matty Vengerik	----	----	7,650,000 (13)	7,650,000	6.5%
c/o CSFB
One Cabot Square
London
England E14 4QJ

Altshuler Shaham Tagmulim	----	----	772,727 (14)	772,727	0.67%
Solidit
52 Nahalat Binyamin St
Tel-Aviv
Israel 65154

Altshuler Shaham Ltd.	----	----	3,477,272 (15)	3,477,272	3.00%
52 Nahalat Binyamin St
Tel-Aviv
Israel 65154

Barr Galia	----	----	3,477,272 (16)	3,477,272	3.00%
52 Nahalat Binyamin St
Tel-Aviv
Israel 65154

DS Founders Group L.P.	----	----	154,545 (17)	154,545	0.13%
c/o Shrem, Fudim, Kelner & Co.
Ltd.
21 Ha'arba'ah Street
Tel Aviv
Israel 64739

SFK Founders Group II L.P.	----	----	231,819 (18)	231,819	0.20%
21 Ha'arba'ah Street
Tel Aviv
Israel 64739

Khanoff Foundation	25,000	0.22%	347,727 (19)	372,727	0.33%
c/o Shrem, Fudim, Kelner & Co.
Ltd.
21 Ha'arba'ah Street
Tel Aviv
Israel 64739

Arik Avni (20)	----	----	1,700,000 (21)	1,700,000	1.48%
c/o Nexus Telocation Systems
Ltd.
1 Korazin Street
Givatayim
Israel 53583

Bank Hapoalim B.M	----	----	3,409,091 (22)	3,409,091	2.89%
50 Rothschild Blvd
Tel Aviv
Israel 66883

Yaron Sheinman (23)	----	----	860,000 (24)	860,000	0.75%
3 Hayasmin St
Carmei Yosef
Israel 99797

(1)	Percent of shares beneficially owned prior to and after this offering has been determined based on 114,529,975 shares outstanding as of October 26, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(2)	DBSI is a controlling shareholder of our company. Pursuant to a proxy instrument granted to DBSI by AMS with respect to all of the voting power held by AMS, DBSI may be deemed to have actual voting power of 62.1% on a fully diluted basis.

(3)	Includes 41,363,637 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(4)	Includes 2,178,485 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(5)	Includes 1,089,243 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(6)	Includes 1,909,091 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(7)	Includes 890,909 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(8)	Includes 2,532,090 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(9)	Includes 1,871,546 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(10)	Includes 964,092 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(11)	Includes 630,000 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(12)	Represents 165,000 ordinary shares issuable upon the exercise of a currently exercisable warrant. AMS is a primary manufacturer of end products for the Company.

(13)	Includes 3,150,000 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(14)	Includes 318,182 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(15)	Includes 1,431,818 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(16)	Includes 1,431,818 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(17)	Includes 63,636 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(18)	Includes 95,455 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(19)	Includes 143,182 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(20)	Mr. Avni has served serves as our President and Chief Executive Officer since April 2003.

(21)	Includes 700,000 ordinary shares issuable upon the exercise of a currently exercisable warrant

(22)	Represents 3,409,091 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(23)	Mr. Sheinman served as the Chairman of our Board of Directors from 1991 to April 2003.

(24)	Represents 860,000 ordinary shares issuable upon the exercise of a currently exercisable warrant.

PLAN OF DISTRIBUTION

        This prospectus relates to the offer and sale of ordinary shares and ordinary shares issuable upon the exercise of warrants by the selling shareholders named herein. As used herein, “selling shareholder” includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares received after the date of this prospectus from the named selling shareholders as a gift, pledge, partnership distribution or other non-sale related transfer. We will bear all costs, expenses and fees in connection with the registration of the ordinary shares offered by this prospectus, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of ordinary shares offered hereby which will be borne by the selling shareholders. Sales of the ordinary shares offered hereby may be effected by the selling shareholders from time to time (i) in one or more types of transactions through the OTC Bulletin Board; (ii) in privately negotiated transactions or otherwise; (iii) directly to purchasers or through agents, brokers, dealers or underwriters; (iv) at market prices prevailing at the time of sale, at prices related to such prevailing market prices. Such transactions may or may not involve brokers or dealers.

        The selling shareholders may effect these transactions by selling the ordinary shares offered hereby directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the ordinary shares offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling shareholders and any broker-dealers that act in connection with the sale of the ordinary shares offered hereby might be deemed to be “underwriters” within the meaning of Section 2 (11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the ordinary shares offered hereby sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the ordinary shares offered hereby.

        Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        Subject to the limitations on the transfer of their shares (see “Selling Shareholders” above), the selling shareholders also may resell all or a portion of the ordinary shares offered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

        Upon our being notified by any of the selling shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the selling shareholder and of the participating broker-dealer(s);

•	the number and type of securities involved;

•	the initial price at which such securities were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

        To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

Expenses of the Offering

        We have incurred, or will incur, approximately $60,000 of expenses in connection with the sale of the ordinary shares covered by this prospectus. We have agreed to incur all of such costs on behalf of the selling shareholders.

DESCRIPTION OF SHARE CAPITAL

        The description of our share capital contained in Item 1 of our registration statement on Form 8-A filed with the SEC on March 17, 1994 under the Exchange Act is hereby incorporated by reference.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        Under Israeli law, non-residents of Israel who purchase ordinary shares with certain non-Israeli currencies (including dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts. The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion.

        Under Israeli law and our company’s Memorandum and Articles of Association both residents and non-residents of Israel may freely hold, vote and trade our ordinary shares.

LEGAL MATTERS

        Certain legal matters in connection with the offering with respect to Israeli law will be passed upon for us by Yigal Arnon & Co., Tel Aviv, Israel, our Israeli counsel. This opinion addresses the authorization and legality of the issuance of the securities registered hereunder.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended December 31, 2002 have been audited by Kost Forer Gabbay and Kasierer (formerly Kost, Forer & Gabbay), a member of Ernst & Young Global, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

MATERIAL CHANGES

        Except as otherwise described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and in the Reports on Form 6-K filed by us under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2002.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

        We are incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of the assets of such persons and of ours are located outside the United States. For further information regarding enforceability of civil liabilities against us and certain other persons, see “Risk Factors—Service of Process and Enforcement of Judgments.”

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        We distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public or certified public accountant. We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references to “dollars” or “$” in this prospectus are to United States dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels. You may read and copy any document we file with the SEC at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Our ordinary shares are listed on the OTC Bulletin Board, under the symbol “NXUS.OB” All documents that we have filed on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov.

        Form F-3 Registration Statement. We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act with respect to the ordinary shares offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information that you can find in the registration statement. Some parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. The statements we make in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved. The registration statement may be read and copied at the SEC’s public reference rooms as indicated above.

        Incorporation of Certain Information by Reference. The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained or incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered. In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus. These documents contain important information about us and our financial condition.

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed on June 30, 2003;

•	Our Report of Foreign Private Issuer on Form 6-K for the month of September filed on September 3, 2003

•	The description of our securities contained in Item 1 of our Registration Statement on Form 8-A filed with the SEC on March 17, 1994 under the Exchange Act and any amendment or report filed for the purpose of updating that description.

        You may request, at no cost, a copy of any documents incorporated by reference herein, excluding all exhibits, unless we have specifically incorporated by reference an exhibit, by writing or telephoning us at:

Nexus Telocation Systems Ltd. 1 Korazin Street Givatayim Israel 53583 972-3-572-3111

168,836,818 ORDINARY SHARES

PROSPECTUS

You should rely only on the information incorporated by
reference or provided in this prospectus. We have not
authorized anyone to provide you with different
information. We are not making any offer to sell or buy
any of the securities in any state where the offer is not
permitted. You should not assume that the information in
this prospectus is accurate as of any date other than the date that appears below.

__________, 2004

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Israeli Companies Law, or the Companies Law, provides that a company may include in its articles of association provisions allowing it to:

1.	partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company.

2.	enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

(a)	the breach of his duty of care to the company or any other person;

(b)	the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

(c)	monetary liabilities or obligations which may be imposed upon him in favor of other persons.

3.	indemnify an office holder of the company for:

(a)	monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, by reason of acts or omissions of such person in his capacity as an office holder of the company; and

(b)	reasonable litigation expenses, including attorney’s fees, actually incurred by such office holder or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of us or by other persons, or in connection with a criminal action from which he was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such person in his capacity as an office holder.

        The Companies Law provides that a company’s articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, provided such undertaking is limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

        The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

• a breach of his fiduciary duty, except to the extent described above;

• a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

• an act or omission done with the intent to unlawfully realize personal gain; or

• a fine or monetary settlement imposed upon him.

        Under the Companies Law, the term “office holder” includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person’s title.

        The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of the company’s audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of the company’s shareholders.

        Our Articles of Association have been amended to allow for indemnification of, and procurement of insurance coverage for our officers and directors to the maximum extent provided for by the Companies Law. We have entered into an insurance contract for directors and officers.

ITEM 9. EXHIBITS

Exhibit Numbers	Description of Document

*4.1	Memorandum of Association of Registrant

*4.2	Articles of Association of Registrant

*4.3	Specimen of Certificate for Ordinary Shares

5.1	Opinion of Yigal Arnon & Co.

**10.1	Share Purchase Agreement, dated as of March 13, 2003 by and among DBSI and other Investors and Registrant

***23.1	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)

23.2	Consent of Kost, Forer, Gabbay & Kasierer

24	Power of Attorney (included on signature page hereof)

* Incorporated by reference to Registrant’s Registration Statement on Form F-1, File No. 33-76576, as amended, filed with the Commission on June 10, 1994.

** Incorporated by reference to Exhibit 13.12 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002.

*** Previously filed with the Registrant's Registration Statement on Form F-3, File No. 333-111019, filed with the Commission on December 9, 2003.

ITEM 10. UNDERTAKINGS

    (a)        The undersigned Registrant hereby undertakes:

    (1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)        To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

    (iii)        To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

    (2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)        To file a post-effective amendment to the Registration Statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

    (b)        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Givatayim, Israel, on April 19 , 2004.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2003

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2 - 3
Interim Consolidated Statements of Operations	4
Statements of Changes in Shareholders' Equity (Deficiency)	5
Interim Consolidated Statements of Cash Flows	6 - 7
Notes to Interim Consolidated Financial Statements	8 - 13

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
	June 30,	December 31,
	2003	2002
	Unaudited	(Note 1e)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$445	$71
Short-term bank deposits	30	64
Trade receivables (net of allowance for doubtful accounts of $ 0, $ 852
and $ 860 at June 30, 2003 and 2002 and December 31, 2002, respectively)	1,608	1,134
Other accounts receivable and prepaid expenses	485	661
Inventories	839	1,264

Total current assets	3,407	3,194

LONG-TERM INVESTMENTS:
Severance pay fund	524	510
Investment in affiliate	2,018	2,007

	2,542	2,517

PROPERTY AND EQUIPMENT, NET	1,899	1,535

INTANGIBLE ASSETS, NET	187	210

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	-	2,642

Total assets	$8,035	$10,098

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)
	June 30,	December 31,
	2003	2002
	Unaudited	(Note 1e)

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit	$1,151	$848
Trade payables	1,030	1,913
Other accounts payable and accrued expenses	1,750	1,887

Total current liabilities	3,931	4,648

LONG-TERM LIABILITIES:
Long-term loan	3,000	3,000
Accrued severance pay	720	845
Convertible debentures	-	1,020

	3,720	4,865

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	-	11,166

SHAREHOLDERS' EQUITY (DEFICIENCY):
Share capital:
Ordinary shares of NIS 0.03 par value:
Authorized - 110,000,000, 16,376,381 and 16,376,381 shares at June 30, 2003 and 2002 and December 31, 2002, respectively;
Issued and outstanding - 86,270,887, 11,289,932 and 11,289,932
shares at June 30, 2003 and 2002 and December 31, 2002, respectively	579	94
Additional paid-in capital	80,120	77,373
Cumulative translation adjustment	(1,899)	(1,899)
Accumulated deficit	(78,416)	(86,149)

Total shareholders' equity (deficiency)	384	(10,581)

Total liabilities and shareholders' equity (deficiency)	$8,035	$10,098

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)
	Six months ended		Year ended
	June 30,		December 31,
	2003	2002	2002
	Unaudited		(Note 1e)

Revenues:
Sales	$1,357	$4,213	$5,196
Services	1,263	224	1,165

Total revenues	2,620	4,437	6,361

Cost of revenues:
Sales	880	2,304	3,528
Services	869	322	948

Total cost of revenues	1,749	2,626	4,476

Gross profit	871	1,811	1,885

Operating expenses:
Research and development, net	343	650	1,377
Sales and marketing	358	679	1,107
General and administrative	656	1,311	2,284

Total operating expenses	1,357	2,640	4,768

Operating loss	(486)	(829)	(2,883)
Financial expenses, net	(305)	(50)	(266)
Other expenses	-	(680)	(440)

Loss from continuing activities	(791)	(1,559)	(3,589)
Loss from discontinued operations, net	-	(2,384)	(4,000)
Gain on disposal of discontinued operations	8,524	-	-

Net income (loss)	$7,733	$(3,943)	$(7,589)

Basic and diluted loss per share from continuing operations
(in U.S. $)	$(0.01)	$(0.14)	$(0.32)
Basic and diluted income (loss) per share from discontinued
operations (in U.S. $)	0.11	(0.21)	(0.35)

Total basic and diluted income (loss) per share (in U.S. $)	$0.10	$(0.35)	$(0.67)

Weighted average number of shares outstanding (in thousands)	74,928	11,289	11,289

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands
	Share capital	Additional paid-in capital	Cumulative translation adjustment	Accumulated deficit	Total shareholders' equity (deficiency)

Balance as of January 1, 2002 (Note 1e)	$91	$76,402	$(1,572)	$(78,560)	$(3,639)

Issuance of shares, net	3	971	-	-	974
Foreign currency translation adjustments	-	-	(327)	-	(327)
Net loss	-	-	-	(7,589)	(7,589)

Balance as of December 31, 2002 (Note 1e)	94	77,373	(1,899)	(86,149)	(10,581)

Issuance of shares, net	379	2,130	-	-	2,509
Conversion of convertible debenture	106	617	-	-	723
Net income	-	-	-	7,733	7,733

Balance as of June 30, 2003 (unaudited)	$579	$80,120	$(1,899)	$(78,416)	$384

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Six months ended June 30,		Year ended December 31,
	2003	2002	2002
	Unaudited		(Note 1f)

Cash flows from operating activities:
Income (loss) for the period	$7,733	$(3,943)	$(7,589)
Adjustments to reconcile income (loss) to net cash used in operating activities:
Loss (gain) from discontinued operations	(8,524)	2,384	4,000
Depreciation and amortization	470	226	846
Accrued severance pay, net	(139)	30	19
Impairment of investments	-	680	680
Interest on convertible debentures	-	10	20
Impairment of inventories	-	-	324
Decrease (increase) in trade receivables	(474)	481	2,039
Decrease in other accounts receivable and prepaid expenses	176	161	232
Decrease (increase) in inventories	425	227	(167)
Erosion in loan to investees	(11)	69	76
Decrease in trade payables	(883)	(1,015)	(584)
Decrease in other accounts payable and accrued expenses	(137)	(1,097)	(56)
Increase in customer advances	-	-	(701)

Net cash used in continuing operating activities	(1,364)	(1,787)	(861)
Net cash used in discontinued operating activities	-	(2,781)	(3,899)

Net cash used in operating activities	(1,364)	(4,568)	(4,760)

Cash flows from investing activities:
Purchase of property and equipment	(811)	(35)	(1,175)
Investment in short-term bank deposits	34	2	(22)
Proceeds from sale of property and equipment	-	-	3

Net cash used in continuing investing activities	(777)	(33)	(1,194)
Net cash provided by (used in) discontinuing investing activities	-	(93)	27

Net cash used in investing activities	(777)	(126)	(1,167)

*)     Reclassified.

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Six months ended		Year ended
	June 30,		December 31,
	2003	2002	2002
	Unaudited		(Note 1f)

Cash flows from financing activities:
Proceeds from issuance of convertible debentures	-	1,000	1,000
Repayment of exchangeable convertible debentures	(297)	-	-
Proceeds from issuance of shares, net	2,509	974	974
Short-term bank credit, net	303	147	513

Net cash provided by continuing financing activities	2,515	2,121	2,487
Net cash provided by discontinuing financing activities	-	1,728	2,509

Net cash provided by financing activities	2,515	3,849	4,996

Increase (decrease) in cash and cash equivalents	374	(845)	(931)
Cash and cash equivalents at the beginning of the period	71	1,002	1,002

Cash and cash equivalents at the end of the period	$445	$157	$71

Supplementary disclosure of cash flows activities

Non cash information:
Conversion convertible debentures	$723	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:- GENERAL

a.	Nexus Telocation Systems Ltd. (“the Company”) was incorporated in Israel and commenced its operations in July 1991. The Company is engaged in the development, production and marketing of low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. The Company shares are traded on the OTC Bulletin Board.

b.	The Company has decided to discontinue its AMR (Automatic Meter Reading) operations carried out by Nexus Data Inc., a wholly-owned subsidiary of the Company. On December 24, 2002, the Company and a third party investor signed an Offer agreement to acquire Nexus Data Inc (ND). According to the agreement, the Investor will acquire 100% of the outstanding share capital of ND in consideration of US$ 1 and Nexus will waive 100% of ND. In addition, ND will commit to pay Nexus a total amount of US$ 1 thousand after ND would have had four consecutive quarters of positive cash flows and net assets of at least $ 10 thousand. The agreement was subject to the Investor reaching certain agreements. These agreements were achieved during the first quarter of 2003 and the closing was carried out in February 2003.

As a result, the Company recorded income from discontinued operations of $ 8,524, which represents the excess of liabilities to third parties (other than the Company) over assets of ND.

c.	Three customers accounted for 95% of the group’s revenue for the period ended June 30, 2003, three customers accounted for 94% of the group’s revenue for the period ended June 30, 2002 and three customers accounted for 80% of the group’s revenue for the year ended December 31, 2002.

d.	During 2001, the Company purchased 92.5% of Tracsat S.A. (Tracsat) share capital. Tracsat is an operator of the Company’s systems and products providing stolen vehicle recovery services, in Buenos Aires, Argentina.

In February 2003, Tracsat issued 280 shares to two employees. The Company is committed to issue additional 560 shares of Tracsat, which will reduce its holding in Tracsat from 90.39% to 86.45%.

e.	Basis of preparation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2003, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2003.

The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 10).

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2002.

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2002 are applied consistently in these financial statements.

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44 “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plan. Under APB No. 25, when the exercise price of the Company’s options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized over the vesting period. The pro forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123 “Accounting for Stock-based Compensation”.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123". SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB No. 25.

Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, for the six months ended June 30, 2002 and for the year ended December 31, 2002: risk-free interest rates of 2% and 1.5%, respectively; dividend yields of 0% and 0%, respectively; volatility factors of the expected market price of the Company’s Ordinary shares of 1.41% and 1.41% and expected life of two and a half for all period. During the six-month period ended June 30, 2003 no options were granted.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

        Pro forma information under SFAS No. 123:

	Six months ended		Year ended
	June 30,		December 31,
	2003	2002	2002
	Unaudited		Note (1e)

Net income (loss) as reported	$7,733	$(3,943)	$(7,589)
Deduct: Stock based compensation expense
determined under fair value method for all
awards	(84)	(116)	(258)

Pro forma net income (loss)	$7,649	$(4,059)	$(7,847)

Basic and diluted net income (loss) per share as
reported	$0.10	$(0.35)	$(0.7)

Pro forma basic and diluted net loss per share	$0.10	$(0.36)	$(0.7)

NOTE 3:- INVENTORIES

	June 30,	December 31,
	2003	2002

Raw material	$411	$250
Finished goods	428	1,014

	$839	$1,264

NOTE 4:- LONG-TERM LOANS

In March 2003, the Company reached an understanding with its Bank, according to which a $ 3,000 short-term liability to the bank was converted into long-term loan. The loan bears interest at a annual rate of LIBOR plus 2.75%. The loan principal will be paid in twelve quarterly consecutive payments starting two years after the date of this agreement . In addition, Nexus issued to the bank 165,000 warrants with an exercise price of 4.4 cent per share.

NOTE 5: CONVERTIBLE DEBENTURE

In January 2003, the Company has amended its contract with AMS Electronics Ltd. (“AMS”), as follows:

a.	Convertible debenture – AMS converted $ 723 (including interest accrued thereon) of the convertible debenture into 16,435,500 shares at a conversion price of 4.4 cent per share and executed a proxy in favor of DBSI. The balance in the amount of $ 297 was repaid.

b.	Manufacturing agreement – the Manufacturing and Purchase agreement signed between the Company and AMS in January 2002 was amended, such that the Company’s commitment to purchase products from AMS in the amount of $ 36,000 for a period of 36 months is no longer valid.

The amendment had no effect on the Company’s financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 6:- SHAREHOLDERS’ EQUITY

During 2003, the Company signed a share purchase agreement effective as of March 13, 2003. According to the agreement, Nexus issued to investors 58,545,454 shares (NIS 0.03 par value) in a total consideration of $ 2,576 (4.4 cent per share). In addition, Nexus issued to the investors 40,981,818 warrants with an exercise price of 4.4 cent per share. The warrants shall be exercisable in cash or through cashless exercise at the election of its holder for a period which is the earlier of: (1) Mergers and Acquisitions (“M&A”) transaction or (2) 3 years from the closing date.

On June 22, 2003 the Company’s Board of Directors approved to grant 860,000 options (vested immediately) to its former chairman in consideration of consulting services, which were rendered in regard to the share purchase agreement. In addition the Board approved the grant of 7,950,000 options for three of its employees. Those options have an exercise price of 4.4 cent. 6,850,000 options are vested over a period of thirty months and the balance is vested immediately.

NOTE 7:- COMMITMENTS

The Company and the lead investor (see Note 6) have entered into a management services agreement pursuant to which the lead investor shall provide management services in consideration for an annual management fee of $ 180.

NOTE 8:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	General:

The Company operates in one segment, Location Based Service (LBS).

The Company adopted FAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

b.	Summary information about geographical areas:

	Six months ended June 30,		Year ended December 31,
	2003	2002	2002
	Unaudited		(Note 1e)

1. Revenues (*):
South America	$1,263	$2,700	$3,833
Israel	1,314	876	1,592
USA	-	820	820
Other	43	41	116

	$2,620	$4,437	$6,361

(*) Revenues are attributed to geographic areas based on the location of the end-customers.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 8: SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Six months ended June 30,		Year ended December 31,
	2003	2002	2002
	Unaudited		(Note 1e)

2. Long-lived assets:
Israel	$423	$809	$534
Argentina	1,663	235	1,211

	$2,086	$1,044	$1,745

3. Revenues classified by major customer:
Percentage of sales to customers
exceeding 10% of revenues:
	%

Customer A	-	56	42
Customer B	50	20	25
Customer C	-	18	13
Customer D	32	-	-
Customer E	13	-	-

	95	94	80

NOTE 9:- SUBSEQUENT EVENTS

In August 2003, the Company entered into additional agreement with investors, some of which, are related parties, pursuant to which the Company issued 28,259,088 shares (NIS 0.03 par value) in a total consideration of $ 1,243 (4.4 cent per share). In addition, Nexus issued to the investors 19,781,366 warrants with an exercise price of 4.4 cent per share. The warrants shall be exercisable in cash or through cashless exercise at the election of its holder for a period which is the earlier of: (1) M&A transaction or (2) three years from the closing date.

As a result of this share issuance, in August the Company increased its authorized shares.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 10:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON THE
                    CONSOLIDATED FINANCIAL STATEMENT

a.	For further information in regard to the effect of material differences between Israel and U.S. GAAP thereto included in the Company’s annual report on form 20-F for the year ended December 31, 2002.

b.	During the six-month period ended June 30, 2003 there was one material difference between Israel and U.S. GAAP , as described below:

Conversion of convertible debenture:

Under Israeli GAAP, when convertible debt is converted to equity of the debtor pursuant to an inducement offer, the debtor does not have to record any expense in regard to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.

Under Statement of Financial Accounting Standard Board ("SFAS") No. 84 "Induced Conversion Of Convertible Debt an amendment of APB Opinion No. 26" when convertible debt is converted to equity of the debtor pursuant to an inducement offer, the debtor should recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. Accordingly, the Company recorded financial expense in the amount of US $1,011.

The effect of the material difference between Israeli and US GAAP of the aforementioned item on the statement of operations is as follows:

	Six months ended June 30,		Year ended December 31,
	2003	2002	2002
	Unaudited

Net income (loss) as reported,
according to Israeli GAAP	$7,733	$(3,943)	$(7,589)
Financial expenses	(1,011)	-	-

Net income (loss) according to US GAAP	$6,722	$(3,943)	$(7,589)

Basic and diluted loss per share from
continuing operations, as reported,
according to Israeli GAAP	$(0.01)	$(0.14)	$(0.32)

Basic and diluted loss per share from
continuing operations, according to US
GAAP	$(0.02)	$(0.14)	$(0.32)

Total basic and diluted income (loss)
per share, as reported, according to
Israeli GAAP	$0.10	$(0.35)	$(0.67)

Total basic and diluted income (loss)
per share, as reported, according to US
GAAP	$0.09	$(0.35)	$(0.67)

The difference has no effect on Total Shareholders’ Equity or other balance sheets items.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

c.	Recently issued accounting pronouncements:

In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The provisions of this Consensus are not expected to have a significant effect on the Company’s financial position or operating results.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently evaluating the effects of this interpretation in respect of its investments.

YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	April 19, 2004
Ref.	letter of YA

Direct Dial:	972-3-6087842
Direct Fax:	972-3-608-7713 or -7714
E-mail:	orly@arnon.co.il

Nexus Telocation Systems Ltd.
1 Korazin Street
Givatayim
Israel

Ladies and Gentlemen:

        We have acted as Israeli counsel to Nexus Telocation Systems Ltd. (the “Company”), a corporation organized under the laws of the State of Israel. As such, we have participated in the preparation of the Company’s registration statement on Amendment No. 2 to Form F-3 (the “Registration Statement”) relating to the registration under the United States Securities Act of 1933, as amended, of 168,836,818 Ordinary Shares, par value NIS 0.03 per share (the “Shares”).

        As counsel to the Company in Israel, we have examined copies of the Memorandum of Association and the Articles of Association, as amended, of the Company and such corporate records, instruments, and other documents relating to the Company and such matters of law as we have considered necessary or appropriate for the purpose of rendering this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic originals of all documents submitted to us as copies.

        Based on the foregoing, we advise you that in our opinion the Shares, if and when paid for and issued, will be duly authorized, legally issued, fully paid and non-assessable.

        We are members of the Israeli bar, and the opinions expressed herein are limited to questions arising under the laws of the State of Israel, and we disclaim any opinion whatsoever with respect to matters governed by the laws of any other jurisdiction.

        We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement under the caption “Service of Process and Enforcement of Judgment.”

Very truly yours, BY: /S/ Yigal Arnon & Co. Yigal Arnon & Co.

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts”, in Amendment No. 2 to Registration Statement on Form F-3 and related Prospectus of Nexus Telocation Systems Ltd. (the “Company”) for the registration of 168,836,818 shares of its Ordinary shares and to the incorporation by reference therein of our report dated April 30, 2003 with respect to the consolidated financial statements of the Company, as amended, included in its Annual Report on Form 20-F/A, for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

BY: /S/ Kost Forer Gabbay & Kasierer, (Former Kost Forer & Gabbay) A member of Ernst & Young Global

Tel Aviv, Israel
April 15, 2004